EXHIBIT 99.1

NEWS RELEASE May 15, 2009	OTC BB: VCTPF

Valcent Products Inc. Announces Debt Settlements and
Corporate Restructuring Initiatives

Valcent Products Inc. (the “Company”, or “Valcent”) announces in order to continue the commercialization of the Verticrop system as well as maintaining its 50% interest in Vertical Algae Technologies Inc., it has initiated a corporate restructuring.  As part of the restructuring Valcent settled approximately 85% of its liabilities in the aggregate of US$10,751,224 through the issuance of 528,805,109 common shares. After the debt settlements, the Company has issued and outstanding an aggregate of 591,094,635 shares of common stock. Also as part of its restructuring, the Company plans to hold a special meeting of its shareholders to approve a consolidation of common shares on a one (1) for eighteen (18) basis, and also approve a reduction in the stated capital of the common shares of the Company in an amount equivalent to its estimated deficit as at March 31, 2009.   If the shareholders vote affirmatively for the planned share consolidation, and assuming the Company issues no additional shares of common stock before the share consolidation is effected, the Company’s issued and outstanding shares will be reduced to an aggregate of 32,831,771.

In addition, lockup arrangements have been reached with respect to approximately 87% of shares issued as part of the settlement of the US$10,751,224  whereby a significant portion of the former creditors have agreed to not sell the stock they were issued as part of the debt settlement until at least January 1, 2010, and thereafter have agreed to restrict the number of shares each may sell in each calendar quarter in 2010 to no more than 25% of the total shares issued as part of the debt settlement.  Of the 528,805,109 shares of its common stock issued to settle debts, 23,695,636 was issued in settlements of debts involving officers or directors of the Company, and these shares are also subject to the lockup agreement restrictions previously noted.

In addition, secured creditors arrangements have been entered into with all of the Company’s secured creditors who have agreed to i) take partial repayment of the debt owed to them in cash, ii) the settlement of non-cash amounts already paid in shares, and iii) enter into certain lockup arrangements until January 1, 2010. Currently, the aggregate corporate liabilities after the restructuring is accomplished are estimated by management at US$1,155,000 in secured debt, approximately US$750,000 in trade payables, and certain convertible notes that the Company has (as described below), or expects to issue.  Secured debt has also been optioned by the Company to prevent equity conversion through December 31, 2009.

In addition, pursuant to a letter agreement dated March 24, 2009, the Company has issued US$500,000 in new 10% convertible notes to a single subscriber that will convert automatically to 4,000,000 post consolidation units of securities at the point in time that the Company achieves a share consolidation at a ratio of 18 current shares for 1 new share, where each unit is comprised of one new common share and one-third share purchase warrant, with each whole share purchase warrant exercisable at US$0.45 for a one year term into one further common share. The warrants to be issued may be exercised on a cashless basis.  The subscriber has committed to lend the Company an additional US$1,500,000 at such time as the Company can confirm that it can achieve the vote required to effect a share consolidation at a ratio of 18 current shares for 1 new share.  The additional convertible note will be issued on like terms converting automatically into a further 12,000,000 post consolidation units of securities.  Any shares issued to this subscriber upon the conversion of the notes would not be subject to lock up arrangements.

The debt settlements, lockup, and convertible debt restructuring are a part of the Company’s plan to substantially reduce its debt and restructure the Company’s capital structure as part of the Company’s plan to further fund its business operations.

About Valcent Products, Inc:
Valcent Products Inc. (OTCBB: VCTPF)(CUSIP: 918881103) develops highly innovative consumer and industrial products and processes for global markets. A pioneer and leader in ecotechnology with its core research and development in sustainable, renewable, and intense growth of agricultural products. For more information, visit: www.valcent.net and www.valcent.eu and visit and contribute to www.blog.valcent.net.

Contacts:
Investor Relations
Gerry Jardine or Mike Parker
(800) 877-1626 or (888) 506-7979 or worldwide (604) 630-2941
info@valcent.net

Safe Harbor for Forward Looking Statements:  This press release contains forward-looking information, in that it describes events and conditions, which Valcent Products, Inc. reasonably expects to occur in the future, and statements including opinions, assumptions and  estimates.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words “seeks”, “anticipate”, “believe”, estimate”, “expect”, “forecast”, “intent”, “may”, “project”, “plan”, “potential”, “should” and similar expressions are intended to be among the statements that identify forward-looking statements.  Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, including inability to complete sales in process or develop positive cash flow from anticipated product sales, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Valcent disclaims any obligation to update any forward-looking statement made herein.

Reader Advisory

This news release contains certain forward-looking statements, which include assumptions with respect to (i) production: (ii) future capital expenditures: (iii) funds from operations: (iv) cash flow: and (v) debt levels. The reader is cautioned that assumptions used in the preparation of such information may prove to be incorrect. All such forward-looking statements involve substantial known and unknown risks and uncertainties. certain of which are beyond Valcent’s control. Such risks and uncertainties include, without limitation, risks associated with junior technology companies, development, production and marketing, loss of markets, volatility of commodity prices. currency fluctuations, competition from other producers, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources, the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. Valcent’s actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward—looking statements will transpire or occur, or if any of them do, what benefits, including the amount of proceeds. Valcent will derive therefrom. Readers are cautioned that the foregoing list of factors is not exhaustive. All subsequent forward-looking statements, whether written or oral, attributable to Valcent or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward—looking statements contained in this news release are made as at the date of this news release and Valcent does not undertake any obligation to update publicly or to revise any of the included forward—looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.